

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2012

<u>Via E-mail</u>
Mr. Andrew A. Skarupa
Chief Financial Officer
RealD Inc.
100 N. Crescent, Suite 200
Beverly Hills, CA 90210

     Re: **RealD Inc.**
              Form 10-K for the fiscal year ended March 25, 2011
              Filed June 10, 2011
              File No. 001-34818

Dear Mr. Skarupa:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Terry French for

                              Larry Spirgel
                              Assistant Director